SECURITIES AND EXCHANGE COMMISSION
Washington, DC

In the matter of                                                                                                                                                             AMENDMENT NO. 1
Kansas City Power & Light Company, et al.                                                                                                                 TO CERTIFICATE
File No. 70-9861                                                                                                                                                         OF NOTIFICATION

Public Utility Holding Company Act of 1935

Great Plains Energy Incorporated, a Missouri corporation and a registered holding company ("Great Plains Energy"), hereby submits the following Amendment No. 1 to Certificate of Notification for the calendar quarter ended March 31, 2002, filed on May 30, 2002 pursuant to Rule 24 of the Public Utility Holding Company Act of 1935 (the "Act") and the Commission's Order dated September 7, 2001, in the above docket (HCAR 27436) (the "Order"). Capitalized terms not defined herein have the meanings ascribed to them in the Order.

Item 2 is amended to read:

2.  The total number of shares of Common Stock issued or issuable under options granted during the quarter under any Stock Plan or otherwise:

In the first quarter of 2002, Great Plains Energy Incorporated issued stock options aggregating 181,000 shares of common stock under its Long Term Incentive Plan.

Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 29, 2002.

Great Plains Energy Incorporated

By:/s/Andrea F. Bielsker
Andrea F. Bielsker
Senior Vice President - Finance, Chief
Financial Officer and Treasurer